DESCRIPTION OF EQUITY SECURITIES REGISTERED  UNDER SECTION 12 OF THE EXCHANGE ACT
Boston Private Financial Holdings (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, par value $1.00 per share (the “Common Stock”). The Company’s Common Stock is traded on NASDAQ Global Select Market under the symbol “BPFH.”
The following is a description of the material terms and provisions of the Company’s Common Stock. It may not contain all the information that is important to you. Therefore, you should read the Company’s articles of organization and by-laws, each as amended to date, which are attached as exhibits to the Annual Report on Form 10-K to which this description is an exhibit.
General
Under the Company’s articles of organization, the Company has authority, without further shareholder action, to issue up to 170,000,000 shares of Common Stock. The Company may amend its articles of organization from time to time to increase the number of authorized shares of Common Stock. Any such amendment would require the approval of the holders of a majority of the Company’s Common Stock entitled to vote.
Dividends
Subject to the preferential rights of any other class or series of stock, holders of shares of Common Stock will be entitled to receive dividends, if and when they are authorized and declared by the Company’s Board of Directors, out of assets that the Company may legally use to pay dividends.
The Company’s ability to pay dividends on its Common Stock:

•	depends primarily upon the ability of the Company’s subsidiaries, including the Boston Private Bank & Trust Company, to pay dividends or otherwise transfer funds to us;

•	is subject to policies established by the Federal Reserve and Massachusetts banking law; and

•	is limited by the terms of a series of outstanding convertible trust preferred securities of BPFH Capital Trust I, which generally prohibits the Company from issuing dividends in the event that it defaults under certain of its obligations under such securities.
Voting Rights
Except as otherwise required by law and except as provided by the terms of any other class or series of stock, holders of Common Stock have the exclusive power to vote on all matters presented to the Company’s shareholders, including the election of directors. Holders of Common Stock are entitled to one vote per share. There is no cumulative voting in the election of the Company’s directors, which means that, subject to any rights to elect directors that are granted to the holders of any class or series of preferred stock, in an uncontested election, each director nominee must receive the affirmative vote of a majority of votes cast as to such nominee in order to be elected as a director. In a contested election, a plurality of the votes cast at a meeting of shareholders at which a quorum is present is sufficient to elect a director.
Preemptive Rights
Holders of Common Stock do not have preemptive rights under the Massachusetts Business Corporation Act, or the Company’s articles of organization or by-laws.
Liquidation/Dissolution Rights
In the event the Company is liquidated, dissolved or its affairs are wound up, and subject to the preferential rights of any other class or series of stock, holders of shares of Common Stock are entitled to receive, in cash or in
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kind, in proportion to their holdings, the assets that the Company may legally use to pay distributions after it pays or makes adequate provision for all of the Company’s debts and liabilities.
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